UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. One)

HQ SUSTAINABLE MARITIME INDUSTRIES, INC.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

40426A 10 9

(CUSIP Number)

Red Coral Group Limited

TrustNet Chambers Road Town Tortola British Virgin Islands

Copy to:

Joseph I. Emas, Esq.

1224 Washington Avenue

Miami Beach, Florida 33139

(305) 531-1174; (305) 531-1274 (Facsimile)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2006

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1)	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40426A 10 9	13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Red Coral Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

39,682,843
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

39,682,843

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,682,843
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.6%(1)
14	TYPE OF REPORTING PERSON*

CO

(10	Based on 125,393,414 shares of common stock beneficially owned.

CUSIP No. 40426A 10 9	13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Norbert Sporns
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

39,682,843
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

39,682,843

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,682,843
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.6%(1)
14	TYPE OF REPORTING PERSON*

IN

(1)	Based on 125,393,414 shares of common stock beneficially owned.

CUSIP No. 40426A 10 9	13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Lillian Wang Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

39,682,843
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

39,682,843

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,682,843
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.6%(1)
14	TYPE OF REPORTING PERSON*

IN

(1)	Based on 125,393,414 shares of common stock beneficially owned.

CUSIP No. 40426A 10 9	13D	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harry Wang Hua
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

39,682,843
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

39,682,843

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,682,843
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.6%(1)
14	TYPE OF REPORTING PERSON*

IN

(1)	Based on 125,393,414 shares of common stock beneficially owned.

CUSIP No. 40426A 10 9	13D	Page 6 of 9 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the “Common Stock”), of HQ Sustainable Maritime Industries, Inc., a Delaware corporation (the “Issuer”), the principal executive offices of which are located at Melbourne Towers, 1511 Third Avenue, Suite 788, Seattle, WA 98101.

Item 2. Identity and Background.

(a)	This statement is being filed by Red Coral Group Limited, a British Virgin Islands Company, and by its directors, Norbert Sporns, Ms. Wang Li and Mr. Wang Hua, (collectively, the “Red Coral Directors”). Mr. Sporns is the Chief Executive Officer, Lillian Wang Li is Chairman, and Harry Wang Hua is the Chief Operating Officer of the Issuer. Red Coral Group Limited is managed by the Red Coral Directors and is owned 24% by Mr. Sporns, 25% by Ms. Wang Li and 51% by Mr. Wang Hua.

(b)	The principal business address of the Reporting Persons is: Melbourne Towers, 1511 Third Avenue, Suite 788, Seattle, WA 98101.

(c)	The principal business of Red Coral Group Limited is to hold shares of the Issuer.

(d)	During the last five years, no individual described above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, no individual described above was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

(f)	Red Coral Group Limited is a British Virgin Islands company and the Red Coral Directors are all Canadian Citizens.

Item 3. Source and Amount of Funds or Other Consideration.

The securities were acquired by Red Coral Group Limited in the transaction with Process Equipment, Inc., described in Item 4 below.

Item 4. Purpose of Transaction.

A copy of the Agreement and Plan of Merger (the “Agreement”) was filed by Process Equipment, Inc. with the Securities and Exchange Commission as Exhibit 2.1 to its Form 8-K dated March 17, 2004. The terms of the Agreement are hereby incorporated by reference therein. Red Coral Group Limited, in this transaction, received common stock and securities convertible to common stock (which were subsequently converted and granted after Process Equipment, Inc. increased its authorized shares on April 28, 2004 (as reported in its Form 14C filed the Securities and Exchange Commission on April 28, 2004)). Subsequently, Process Equipment, Inc. was merged with and into Hainan Quebec Ocean Fishing Co. Ltd., which changed its name to HQ Sustainable Maritime Industries, Inc.

The reporting persons entered into the transactions described in this Item 4 to acquire common stock of Process Equipment, Inc. Except as set forth above, the reporting persons do not have any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The terms of the Agreement are incorporated by reference herein.

CUSIP No. 40426A 10 9	13D	Page 7 of 9 Pages

Item 5. Interest in Securities of the Issuer.

(a) and (b)	To the best knowledge of the reporting persons, there are 125,393,414 shares of common stock beneficially issued and outstanding. Based on the foregoing numbers of outstanding shares of Common Stock:

	(i)	Red Coral Group Limited beneficially owns 39,682,843 shares of Common Stock; representing approximately 31.6% of the outstanding Common Stock and voting power of 39,682,843 shares and it shares voting and dispositive power with respect to all such shares with the Red Coral Directors.

	(ii)	Mr. Norbert Sporns beneficially owns 68,313,414 shares of Common Stock. Of these, Mr. Sporns shares dispositive power with respect to 68,313,414 shares and voting power of 168,113,414 shares with the other Red Coral Directors and the control persons of Sino-Sult Canada (S.S.C.) Limited. The shares beneficially owned by Mr. Sporns represents 54.48% of the outstanding shares of Common Stock. (Sino-Sult Canada (S.S.C.) Limited beneficially owns 28,430,571 shares of Common Stock; 100,000 Series A Preferred convertible into 200,000 common shares of Common Stock, and voting power of 128,430,571 shares (28,430,571 common and 100,000,000 preferred and each share of preferred stock has voting power equal to one thousand common shares), and it shares voting and dispositive power with respect to all such shares with the directors of Sino-Sult Canada (S.S.C.) Limited (the same directors and proportions as Red Coral Group Limited)).

	(iii)	Ms. Lillian Wang Li beneficially owns 68,313,414 shares of Common Stock. Of these, Ms. Wang Li’s shares dispositive power with respect to 68,313,414 shares and voting power of 168,113,414 shares with the other Red Coral Directors and the control persons of Sino-Sult Canada (S.S.C.) Limited. The shares beneficially owned by Ms. Wang Li represents 54.48% of the outstanding shares of Common Stock. (Sino-Sult Canada (S.S.C.) Limited beneficially owns 28,430,571 shares of Common Stock; 100,000 Series A Preferred convertible into 200,000 common shares of Common Stock, and voting power of 128,430,571 shares (28,430,571 common and 100,000,000 preferred and each share of preferred stock has voting power equal to one thousand common shares), and it shares voting and dispositive power with respect to all such shares with the directors of Sino-Sult Canada (S.S.C.) Limited (the same directors and proportions as Red Coral Group Limited)).

	(iv)	Mr. Harry Wang Hua beneficially owns 68,313,414 shares of Common Stock. Of these, Mr. Wang Hua’s shares dispositive power with respect to 68,313,414 shares and voting power of 168,113,414 shares with the other Red Coral Directors and the control persons of Sino-Sult Canada (S.S.C.) Limited. The shares beneficially owned by Mr. Wang Hua represents 54.48% of the outstanding shares of Common Stock. (Sino-Sult Canada (S.S.C.) Limited beneficially owns 28,430,571 shares of Common Stock; 100,000 Series A Preferred convertible into 200,000 common shares of Common Stock, and voting power of 128,430,571 shares (28,430,571 common and 100,000,000 preferred and each share of preferred stock has voting power equal to one thousand common shares), and it shares voting and dispositive power with respect to all such shares with the directors of Sino-Sult Canada (S.S.C.) Limited (the same directors and proportions as Red Coral Group Limited)).

(c)	During the last 60 days, none of the reporting persons affected any purchases in the open market.

(d) and (e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None of the reporting persons has any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer, except for the matters described herein and any contracts, arrangements, understandings or relationships collateral to the Merger.

Item 7. Material to be Filed as Exhibits.

Joint filing agreement of the signatories to this Statement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 11, 2006
(Date)

/s/ Norbert Sporns
(Signature)

Title: Norbert Sporns, Chief Executive Officer

September 11, 2006
(Date)

/s/ Norbert Sporns
(Signature)

Title: Lillian Wang Li, Chairman

September 11, 2006
(Date)

/s/ Lillian Wang Li
(Signature)

Title: Harry Wang Hua Chief Operating Officer

September 11, 2006
(Date)

/s/ Harry Wang Hua
(Signature)

Exhibit Index

Exhibit No.	Description
1.	Joint filing agreement of the signatories to this Statement.

Exhibit 1

Joint Filing Agreement

Each of the undersigned agrees that the Statement on Schedule 13D relating to the shares of Common Stock and exercisable warrants of Process Equipment, Inc. to which this Agreement is attached is being filed on behalf of each of the undersigned. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement.

Dated as of September 11, 2006.

/s/ Norbert Sporns
(Signature)

Title: Norbert Sporns, Chief Executive Officer

/s/ Norbert Sporns
(Signature)

Title: Lillian Wang Li, Chairman

/s/ Lillian Wang Li
(Signature)

Title: Harry Wang Hua Chief Operating Officer

/s/ Harry Wang Hua
(Signature)